Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2014 Financial Results

Net revenues increased by 85.6% year-over-year

NANJING, China, November 11, 2014 — Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Highlights for the Third Quarter of 2014

•	Net revenues in the third quarter of 2014 increased by 85.6% year-over-year to RMB1.31 billion (US$213.7 million1).

•	Total number of trips from organized tours (excluding local tours) increased by 89.5% year-over-year and the total number of trips from self-guided tours increased by 81.1% year-over-year in the third quarter of 2014.

•	Mobile traffic contributed over 50% of total online traffic and 35% of total orders in the third quarter of 2014.

•	Tuniu added 10[2] regional service centers in the third quarter of 2014 and a further 20[3] service centers subsequently. As of November 11, 2014, Tuniu had 50 regional service centers throughout China.

Mr. Donald Yu, Tuniu’s co-founder and Chief Executive Officer, said, “We are excited to have delivered excellent top-line growth of 85.6% year-over-year in the third quarter as more Chinese leisure travelers turned to Tuniu for packaged tours. This result is a testament to our ability to gain market share through offering a comprehensive product portfolio and industry-leading customer service, combined with competitive pricing.”

Mr. Alex Yan, Tuniu’s co-founder and Chief Operating Officer, said, “Since the end of the second quarter until now, we have opened an additional 30 service centers. This larger network enables us to bring new and diverse travel options to Chinese leisure travelers living in second and third tier cities, and further improves our local sourcing capabilities. Through the use of targeted offline sales and marketing activities, these new centers also quickly contribute to Tuniu’s growth.”

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “President Xi Jinping recently commented that in the next 5 years there will be over 500 million outbound tourist trips from China4. We are excited about this potential for growth. We will continue to grow our market share by expanding our customer service network, developing new product offerings, pricing competitively, and investing in online and offline branding initiatives.”

[1]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.1380 on September 30, 2014 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
[2]	10 regional service centers consist of Fuzhou, Xiamen, Hefei, Nanchang, Dalian, Changchun, Shijiazhuang, Taiyuan, Nanning and Guiyang.
[3]	20 regional service centers consist of Zhenjiang, Changzhou, Yangzhou, Yancheng, Xuzhou, Changshu, Jiangyin, Nantong, Shanghai(||), Beijing(||), Jinhua, Shaoxing, Jiaxing, Dongying, Zibo, Weifang, Weihai, Yantai, Rizhao and Foshan.
[4]	Source: (2014, November 9). Xi Jinping: In the next 5 years, the number of outbound tourist trips will exceed 500 million and the value of imported goods will exceed $10 trillion. Retrieved from www.people.com.cn.

Third Quarter 2014 Results

Net revenues were RMB1.31 billion (US$213.7 million) in the third quarter of 2014, representing a year-over-year increase of 85.6% from the corresponding period in 2013. The increase was primarily due to the growth in revenues from both organized tours and self-guided tours. The number of trips sold increased by 68.2% to 792,938 in the third quarter of 2014 from 471,551 in the third quarter of 2013.

•	Revenues from organized tours, which are recognized on a gross basis, were RMB1.29 billion (US$209.5 million) in the third quarter of 2014, representing a year-over-year increase of 86.3% from the corresponding period in 2013. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, North America, South Korea and Japan, and for domestic tours. In the third quarter of 2014, the number of trips of organized tours (excluding local tours) increased by 89.5% to 262,504 from 138,524 in the same period last year, and the number of trips of local tours increased by 53.2% to 399,238 from 260,575 in the third quarter of 2013.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB25.2 million (US$4.1 million) in the third quarter of 2014, representing a year-over-year increase of 58.3% from the corresponding period in 2013. The increase in revenues was primarily due to the growth in travel to the Maldives and certain domestic destinations. Gross bookings[5] for self-guided tours increased by 38.7% to RMB492.4 million in the third quarter of 2014 from RMB355.0 million in the third quarter of 2013. The number of trips of self-guided tours increased by 81.1% year-over-year to 131,196 in the third quarter of 2014 from 72,452 in the third quarter of 2013.

•	Other revenues, were 7.6 million (US$1.2 million) in the third quarter of 2014, representing a year-over-year increase of 43.0% from the corresponding period in 2013. The increase was primarily due to a rise in revenues from tourist attraction tickets and service fees received from insurance companies, which are recognized on a net basis.

Cost of revenues was RMB1.23 billion (US$200.6 million) in the third quarter of 2014, representing a year-over-year increase of 86.3% from the corresponding period in 2013. The increase was in line with the growth of revenues. As a percentage of net revenues, cost of revenues was 93.9% in the third quarter of 2014 compared to 93.5% in the corresponding period in 2013.

Gross margin was 6.1% in the third quarter of 2014 compared to 6.5% in the third quarter of 2013. The decline in gross margin was primarily due to Tuniu’s competitive pricing strategy, and the higher costs associated with the new regional service centers, new product lines and newly-added second and third tier departure cities.

[5]	Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

Operating expenses were RMB193.1 million (US$31.5 million) in the third quarter of 2014, representing a year-over-year increase of 195.9% from the corresponding period in 2013. Share-based compensation expenses, which were allocated to related operating expense line items, were RMB9.2 million (US$1.5 million) in the third quarter of 2014. Non-GAAP operating expenses, which excluded share-based compensation expenses, were RMB184.0 million (US$30.0 million) in the third quarter of 2014, representing a year-over-year increase of 181.9%.

•	Research and product development expenses were RMB27.7 million (US$4.5 million) in the third quarter of 2014, representing a year-over-year increase of 198.0%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB0.3 million (US$43.3 thousand), were RMB27.4 million (US$4.5 million) in the third quarter of 2014, representing an increase of 195.1% from the corresponding period in 2013. The increase was primarily due to investments in new product offerings and mobile related initiatives, and the rise in technology and product development personnel related expenses.

•	Sales and marketing expenses were RMB120.7 million (US$19.7 million) in the third quarter of 2014, representing a year-over-year increase of 206.1%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB41.9 thousand (US$6.8 thousand), were RMB120.7 million (US$19.7 million) in the third quarter of 2014, representing a year-over-year increase of 206.0% from the corresponding period in 2013. The increase was primarily due to branding campaigns and advertisements for our mobile business expansion.

•	General and administrative expenses were RMB46.1 million (US$7.5 million) in the third quarter of 2014, representing a year-over-year increase of 170.8%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB8.8 million (US$1.4 million), were RMB37.3 million (US$6.1 million) for the third quarter of 2014, representing a year-over-year increase of 118.9% from the corresponding period in 2013. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

Loss from operations was RMB112.9 million (US$18.4 million) in the third quarter of 2014, compared to a loss from operations of RMB19.5 million in the corresponding period in 2013. Non-GAAP loss from operations, which excluded share-based compensation expenses, was RMB103.7 million (US$16.9 million) in the third quarter of 2014.

Net loss was RMB103.4million (US$16.9 million) in the third quarter of 2014, compared to a net loss of RMB13.2 million in the third quarter of 2013. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB94.2 million (US$15.4million) in the third quarter of 2014.

Net loss attributable to ordinary shareholders was RMB103.4 million (US$16.9 million) in the third quarter of 2014, compared to a net loss attributable to ordinary shareholders of RMB72.6 million in the corresponding period in 2013. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, was RMB94.2 million (US$15.4 million) in the third quarter of 2014.

As of September 30, 2014, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.5 billion (US$244.9 million).

Business Outlook

For the fourth quarter of 2014, Tuniu expects to generate RMB851.2 million to RMB875.5 million of net revenues, which represents 75% to 80% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 11, 2014, (9:00 pm, Beijing/Hong Kong Time, on November 11, 2014) to discuss the third quarter 2014 financial results.

Listeners may access the call by dialing the following numbers:

US:	+1-888-346-8982
Hong Kong	800-905945
China	4001-201203
International	+1-412-902-4272

Conference ID: Tuniu Corporation conference call

A telephone replay will be available one hour after the end of the conference through November 18, 2014. The dial-in details are as follows:

US:	+1-877-344-7529
International	+1-412-317-0088

Replay Access Code: 10055278

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (NASDAQ:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 450,000 stock keeping units (SKUs) of packaged tours, covering over 70 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 500 tour advisors, a 24/7 call center and 50 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, all of which excludes share-based compensation expenses. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations Director

Tuniu Corporation

Phone: +86-25-86853178

E-mail: maria@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: TUNIU@brunswickgroup.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	419,402,835	650,389,044	105,961,069
Restricted cash	9,250,000	21,030,000	3,426,197
Short-term investments	327,000,000	831,575,000	135,479,798
Accounts receivable, net	1,651,087	9,547,483	1,555,471
Prepayments and other current assets	286,560,247	350,814,907	57,154,595

Total current assets	1,043,864,169	1,863,356,434	303,577,130

Non-current assets:
Property and equipment, net	24,851,303	50,885,945	8,290,314
Other non-current assets	6,657,304	17,578,138	2,863,822

Total non-current assets	31,508,607	68,464,083	11,154,136

Total assets	1,075,372,776	1,931,820,517	314,731,266

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	288,964,931	443,005,849	72,174,299
Salary and welfare payable	47,388,096	69,487,204	11,320,822
Taxes payable	1,323,961	3,264,445	531,842
Advances from customers	396,737,968	633,309,773	103,178,523
Accrued expenses and other current liabilities	29,732,090	84,941,001	13,838,546

Total current liabilities	764,147,046	1,234,008,272	201,044,032

Non-current liabilities	19,870,002	23,339,359	3,802,437

Total liabilities	784,017,048	1,257,347,631	204,846,469

Mezzanine equity:
Series A Convertible Preferred Shares	9,360,443	—	—
Series B Convertible Preferred Shares	48,890,116	—	—
Series C Convertible Preferred Shares	290,255,691	—	—
Series D Convertible Preferred Shares	367,934,993	—	—

Total mezzanine equity	716,441,243	—	—

Shareholders’ equity/(deficit)
Ordinary shares	17,757	97,093	15,818
Additional paid-in capital	200,000	1,392,913,283	226,932,760
Accumulated other comprehensive loss	(19,723,270)	(17,533,340)	(2,856,523)
Accumulated deficit	(405,580,002)	(701,004,150)	(114,207,258)

Total shareholders’ equity/(deficit)	(425,085,515)	674,472,886	109,884,797

Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	1,075,372,776	1,931,820,517	314,731,266

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended September 30, 2013 RMB	Quarter Ended June 30, 2014 RMB	Quarter Ended September 30, 2014 RMB	Quarter Ended September 30, 2014 USD
Revenues:
Organized tours	690,191,524	696,744,431	1,285,951,777	209,506,643
Self-guided tours	15,919,199	16,519,319	25,200,157	4,105,597
Others	5,330,472	6,827,768	7,621,411	1,241,677

Total revenues	711,441,195	720,091,518	1,318,773,345	214,853,917
Less: Business and related taxes	(4,830,531)	(3,729,296)	(7,068,339)	(1,151,570)

Net revenues	706,610,664	716,362,222	1,311,705,006	213,702,347
Cost of revenues	(660,867,334)	(674,317,930)	(1,231,473,450)	(200,631,061)

Gross profit	45,743,330	42,044,292	80,231,556	13,071,286

Operating expenses:
Research and product development	(9,299,885)	(21,476,835)	(27,710,368)	(4,514,560)
Sales and marketing	(39,432,686)	(96,914,198)	(120,705,789)	(19,665,329)
General and administrative	(17,027,385)	(41,901,547)	(46,111,649)	(7,512,487)
Other operating income	492,692	1,138,325	1,392,475	226,862

Total operating expenses	(65,267,264)	(159,154,255)	(193,135,331)	(31,465,514)

Loss from operations	(19,523,934)	(117,109,963)	(112,903,775)	(18,394,228)
Other income/(expenses):
Interest income	5,755,215	5,584,263	10,483,114	1,707,904
Foreign exchange related gains / (losses), net	590,241	(1,746,187)	(772,042)	(125,781)
Other income/(loss), net	9,888	(370,204)	(249,157)	(40,593)

Loss before provision for income taxes	(13,168,590)	(113,642,091)	(103,441,860)	(16,852,698)
Provision for income taxes	—	—	—	—

Net loss	(13,168,590)	(113,642,091)	(103,441,860)	(16,852,698)
Deemed dividends to preferred shareholders	(59,428,400)	(15,605,908)	—	—

Net loss attributable to ordinary shareholders	(72,596,990)	(129,247,999)	(103,441,860)	(16,852,698)

Net Loss	(13,168,590)	(113,642,091)	(103,441,860)	(16,852,698)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(1,107,558)	(1,180,135)	448,754	73,111

Comprehensive loss	(14,276,148)	(114,822,226)	(102,993,106)	(16,779,587)

Loss per share
Net loss per ordinary share attributable to ordinary shares - basic and diluted	(2.79)	(1.36)	(0.69)	(0.11)
Net loss per ADS —basic and diluted*	(8.38)	(4.07)	(2.08)	(0.34)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	95,218,953	149,259,585	149,259,585
Share-based compensation expenses included are as follows:
Cost of revenues	—	655,008	66,287	10,799
Research and product development	—	1,232,516	265,963	43,331
Sales and marketing	—	681,361	41,889	6,825
General and administrative	—	16,417,507	8,842,898	1,440,681

Total	—	18,986,392	9,217,037	1,501,636

*	Each ADS represents three of the Company’s ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2014
		Share-based	Non-GAAP
	GAAP result	Compensation	Result
Net revenue	1,311,705,006	—	1,311,705,006
Cost of revenues	(1,231,473,450)	66,287	(1,231,407,163)

Gross profit	80,231,556	66,287	80,297,843

Research and product development	(27,710,368)	265,963	(27,444,405)
Sales and marketing	(120,705,789)	41,889	(120,663,900)
General and administrative	(46,111,649)	8,842,898	(37,268,751)
Other operating income	1,392,475	—	1,392,475

Total operating expenses	(193,135,331)	9,150,750	(183,984,581)

Loss from operations	(112,903,775)	9,217,037	(103,686,738)

Net loss	(103,441,860)	9,217,037	(94,224,823)
Net loss attributable to ordinary shareholders	(103,441,860)	9,217,037	(94,224,823)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(0.69)	—	(0.63)
Net loss per ADS—basic and diluted	(2.08)	—	(1.89)

	Quarter Ended June 30, 2014
		Share-based	Non-GAAP
	GAAP result	Compensation	Result
Net revenue	716,362,222	—	716,362,222
Cost of revenues	(674,317,930)	655,008	(673,662,922)

Gross profit	42,044,292	655,008	42,699,300

Research and product development	(21,476,835)	1,232,516	(20,244,319)
Sales and marketing	(96,914,198)	681,361	(96,232,837)
General and administrative	(41,901,547)	16,417,507	(25,484,040)
Other operating income	1,138,325	—	1,138,325

Total operating expenses	(159,154,255)	18,331,384	(140,822,871)

Loss from operations	(117,109,963)	18,986,392	(98,123,571)

Net loss	(113,642,091)	18,986,392	(94,655,699)
Net loss attributable to ordinary shareholders	(129,247,999)	18,986,392	(110,261,607)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(1.36)	—	(1.16)
Net loss per ADS—basic and diluted	(4.07)	—	(3.47)

	Quarter Ended September 30, 2013
		Share-based	Non-GAAP
	GAAP result	Compensation	Result
Net revenue	706,610,664	—	706,610,664
Cost of revenues	(660,867,334)	—	(660,867,334)

Gross profit	45,743,330	—	45,743,330

Research and product development	(9,299,885)	—	(9,299,885)
Sales and marketing	(39,432,686)	—	(39,432,686)
General and administrative	(17,027,385)	—	(17,027,385)
Other operating income	492,692	—	492,692

Total operating expenses	(65,267,264)	—	(65,267,264)

Loss from operations	(19,523,934)	—	(19,523,934)

Net loss	(13,168,590)	—	(13,168,590)
Deemed dividends to preference shareholders	(59,428,400)	—	(59,428,400)
Net loss attributable to ordinary shareholders	(72,596,990)	—	(72,596,990)

Net loss per ordinary share attributable to ordinary shares - basic and diluted	(2.79)	—	(2.79)
Net loss per ADS—basic and diluted	(8.38)	—	(8.38)